

08054066

Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission file number 1-9518

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

Total Number of Pages: 23
Exhibit Index on Page: 21

REQUIRED INFORMATION

See the attached Financial Statements with Auditors' Report for The Progressive Retirement Security Program, for the years ended December 31, 2007 and 2006.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RSP Administrative Committee, as Administrator of
The Progressive Retirement Security Program

By: Maureen Spooner
Name: Maureen Spooner
Title: Committee Member

Date: June 26, 2008

THE PROGRESSIVE RETIREMENT SECURITY PROGRAM

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2007 and 2006

INDEX

Meaden&Moore

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
The Progressive Retirement Security Program

We have audited the accompanying Statement of Net Assets Available for Benefits of THE PROGRESSIVE RETIREMENT SECURITY PROGRAM ("the Plan") as of December 31, 2007 and 2006, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Meaden + Moore, Ltd.

MEADEN & MOORE, LTD.
Certified Public Accountants

June 10, 2008
Cleveland, Ohio



Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Atlanta Charlotte Chicago Cleveland Columbus Los Angeles Naperville New York Orlando Phoenix Pittsburgh Wooster

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive Retirement Security Program

(000's omitted)

	Year Ended December 31	
	2007	2006
Additions to Net Assets Attributed to:		
Contributions:		
Employer	$ **51,711**	$ 51,309
Participants'	**85,964**	81,523
Rollovers	**4,694**	6,186
	142,369	139,018
Investment Income:		
Net appreciation (depreciation) in fair value of The Progressive Corporation Common Shares	**(129,979)**	(130,901)
Net appreciation in fair value of other investments	**2,117**	48,334
Dividends on The Progressive Corporation Common Shares	**50,829**	814
Interest and other dividends	**56,738**	41,855
	(20,295)	(39,898)
Total Additions	**122,074**	99,120
Deductions from Net Assets Attributed to:		
Benefits paid to participants	**115,427**	79,038
Other expenses	**405**	316
Total Deductions	**115,832**	79,354
Net Increase	**6,242**	19,766
Net Assets Available for Benefits:		
Beginning of Year	**1,483,597**	1,463,831
End of Year	$ **1,489,839**	$ 1,483,597

See accompanying notes.

1 Description of the Plan, Continued

Vesting:

The portion of the participant's account in the LTSP attributable to the participant's own contributions, including earnings thereon, vests immediately. Each participant's interest in the Company's matching contributions vests under the following schedule, based on years of service:

Years of Service	Percentage
1	25%
2	50%
3	75%
4	100%

Company matching contributions immediately vest if a participant reaches age 65, becomes disabled or dies while employed by the Company. Company contributions forfeited during 2007 and 2006, were $1,351,131 and $1,249,472, respectively.

As of December 31, 2007 and 2006, total accumulated forfeiture balances were $569,733 and $1,657,309, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2007 and 2006, accumulated forfeitures were used to reduce Company contributions by $2,500,000 and $1,000,000, respectively.

Investment Options for Company Match:

Company-matching contributions are invested according to participants' elections.

Participant Loans:

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000 in $100 increments. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods are up to four years. The loans are secured by the balance in the participant's account and bear interest at the same rate throughout the life of the loan.

1 Description of the Plan, Continued

Contributions:

The SDRP provides for the following contribution rates for employees who meet the age and service requirements.

Contribution Rate	Length of Service
1%	One year but less than five years
2%	Five years but less than ten years
3%	Ten years but less than fifteen years
4%	Fifteen years but less than twenty years
5%	Twenty years or more

Contribution rates are applied to eligible compensation not exceeding the social security wage base.

Vesting:

Effective January 1, 2007, Progressive adopted a new vesting schedule for SDRP. SDRP contributions made before January 1, 2007 and any earnings on those contributions become 100% vested after completing 5 full years of service. SDRP contributions made after January 1, 2007 and any earnings on those contributions become 100% vested after 3 full years of service.

Company contributions fully vest in less than five years if while employed by the Company, a participant retires at age 65, becomes permanently and totally disabled or dies. Upon termination, non-vested Company contributions are forfeited. Company contributions forfeited during 2007 and 2006 were $1,162,871 and $1,888,698, respectively.

As of December 31, 2007 and 2006, total accumulated forfeiture balances were $622,107 and $1,888,046, respectively. These forfeitures are being held pending reinstatements to rehired employees. During 2007 and 2006, accumulated forfeitures were used to reduce Company contributions by $2,500,000 and $1,000,000, respectively.

2 Summary of Significant Accounting Policies, Continued

Use of Estimates and Basis of Accounting, Continued:

The Fidelity Managed Income Portfolio II investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a "wrapper" contract issued by a third-party. FMTC seeks to minimize the exposure of the Portfolio to credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The Portfolio's ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations.

The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principle and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., an employer-initiated event such as a layoff, sale of a division, plan termination, etc.) may be paid at market value, which may be less than book value. Units of the portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate.

The fair value of the Fidelity Managed Income Portfolio II investment contract at December 31, 2007 and 2006, was $153,001,713 and $145,595,043, respectively. The average yield and crediting interest rate was approximately 4.67% for 2007 and 4.37% for 2006. The crediting rate for this investment contract is reset annually by the issuer but cannot be less than zero.

2 Summary of Significant Accounting Policies, Continued

Expenses:

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are expenses of the Plan and are paid from assets in participant accounts.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year's presentation.

Risks and Uncertainties:

The Plan provides for various investment options, which are subject to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.

3 Participant Accounts

Each participant's account is credited with the participant's LTSP contribution and Company match, Company SDRP contributions and an allocation of earnings. Allocations are based on the portion of each participant's account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of shares and share values as of December 31, by fund, are as follows:

3 Participant Accounts, Continued

Investment Options	Total Number of Shares	Net Asset Share Values
2006		
Fidelity Freedom Income Fund	172,268.76	11.54
Fidelity Freedom 2000 Fund	35,447.84	12.46
Fidelity Freedom 2005 Fund	19,747.04	11.61
Fidelity Freedom 2010 Fund	459,491.59	14.62
Fidelity Freedom 2015 Fund	134,533.13	12.20
Fidelity Freedom 2020 Fund	1,082,291.60	15.53
Fidelity Freedom 2025 Fund	252,170.13	12.77
Fidelity Freedom 2030 Fund	1,836,323.74	16.03
Fidelity Freedom 2035 Fund	247,047.98	13.19
Fidelity Freedom 2040 Fund	894,299.43	9.48
Fidelity Freedom 2045 Fund	4,896.66	10.74
Fidelity Freedom 2050 Fund	6,388.38	10.75
Fidelity Retirement Money Market Portfolio	19,222,010.54	1.00
Fidelity Managed Income Portfolio II-Class 2	147,340,741.30	1.00
Fidelity U.S. Bond Index Fund	3,689,028.00	10.86
Oakmark Equity and Income Fund-Class 1	1,864,742.91	25.88
Washington Mutual Investors Fund-Class A	535,805.22	34.86
American Beacon Small Cap Value-Plan Ahead	677,852.77	21.20
Fidelity Dividend Growth Fund	2,587,501.96	31.68
Vanguard Institutional Index Fund	718,764.66	129.59
Fidelity Low-Priced Stock Fund	1,727,412.71	43.54
Fidelity Mid-Cap Stock Fund	2,209,470.51	29.14
Wasatch Small Cap Growth Fund	385,451.64	36.88
Fidelity Diversified International Fund	2,891,485.37	36.95
The Progressive Corporation Stock Fund	25,949,969.18	24.22

7 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8 Subsequent Accounting Pronouncement

On September 15, 2006, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 157, "Fair Value Measurement" (FAS 157). The new standard may affect our plan but is only effective for financial statements issued for fiscal years beginning after November 15, 2007.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
Part IV Line 4i
The Progressive Retirement Security Program
Plan No. 003
EIN 34-0963169
December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Fidelity	1,789,514.54 shares of Fidelity Low-Price Stock Fund	$ 73,602,733
*	Fidelity	3,367,975.90 shares of Fidelity Diversified International Fund	134,382,238
*	Fidelity	2,854,395.07 shares of Fidelity Dividend Growth Fund	83,919,215
*	Fidelity	2,569,825.10 shares of Fidelity Mid-Cap Stock Fund	75,141,686
*	Fidelity	20,966,389.84 shares of Fidelity Retirement Money Market Portfolio	20,966,390
*	Fidelity	4,176,709.04 shares of Fidelity U.S. Bond Index Fund	45,484,361
1	Fidelity	154,161,716.83 shares of Fidelity Managed Income Portfolio II-Class 3	154,161,717
	Brokerage Account	Various Common Stocks	13,527,726
	Brokerage Account	Various Mutual Funds	20,634,801
	Brokerage Account	Various Rights/Warrants	331
	Brokerage Account	Various Certificates of Deposit	2,000
	Brokerage Account	Various Corporate Bonds	5,162
	American Beacon Advisors	878,843.92 shares of American Beacon Small Cap Value-Plan Ahead Class	15,133,692
*	Harris Associates L.P.	2,287,539.43 shares of Oakmark Equity and Income Fund	61,489,060
	The Vanguard Group	842,331.50 shares of Vanguard Value Index Fund - Institutional Class	21,850,079
	The Vanguard Group	420,935.43 shares of Vanguard Total International Stock Fund - Investor Class	8,372,406
	The Vanguard Group	118,824.82 shares of Vanguard Mid-Cap Index Fund-Institutional Class	2,466,803
	The Vanguard Group	48,834.69 shares of Vanguard Small-Cap Index Fund-Institutional Class	1,592,012
	The Vanguard Group	96,191.10 shares of Vanguard Growth Index Fund-Institutional Class	3,196,430
	The Vanguard Group	718,941.54 shares of Vanguard Institutional Index Fund	96,438,818
	The Vanguard Group	243,000.62 shares of Vanguard Target Retirement Income Fund	2,704,597
	The Vanguard Group	40,618.96 shares of Vanguard Target Retirement 2005 Fund	488,240
	The Vanguard Group	406,642.80 shares of Vanguard Target Retirement 2010 Fund	9,377,183
	The Vanguard Group	284,552.39 shares of Vanguard Target Retirement 2015 Fund	3,716,254
	The Vanguard Group	831,923.32 shares of Vanguard Target Retirement 2020 Fund	19,525,240
	The Vanguard Group	432,803.18 shares of Vanguard Target Retirement 2025 Fund	5,938,060
	The Vanguard Group	1,412,524.20 shares of Vanguard Target Retirement 2030 Fund	33,702,827
	The Vanguard Group	486,065.64 shares of Vanguard Target Retirement 2035 Fund	7,106,280
	The Vanguard Group	527,394.73 shares of Vanguard Target Retirement 2040 Fund	12,536,173
	The Vanguard Group	75,229.45 shares of Vanguard Target Retirement 2045 Fund	1,135,212
	The Vanguard Group	28,682.39 shares of Vanguard Target Retirement 2050 Fund	684,363
	Wasatch Advisors, Inc.	474,356.00 shares of Wasatch Small Cap Growth Fund	16,796,946
			946,079,035
*	The Progressive Corporation	26,840,707.39 shares of Progressive Corporation Common Stock	514,267,954
*	Participant Loans	5.00% to 10.00% at various maturities; participant account balances as collateral	28,711,688
			$ 1,489,058,677

* Party-in-interest

1 Amount represents contract value

THE PROGRESSIVE
RETIREMENT SECURITY PROGRAM

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
23	23	Consent of Meaden & Moore Independent Accountants, dated June 26, 2008, to incorporate by reference their report dated June 10, 2008	22

* Page references appear only in the sequentially paginated Annual Report on Form 11-K as filed in accordance with SEC Rules O-3 (b) and (c) (Reg. § 240.0-3 (b) & (c)). Other copies of this Annual Report on Form 11-K are not similarly paginated.

I:\LEGAL\CAH\L080288\Form11K.doc

EXHIBIT NO. 23

Consent of Meaden & Moore, Independent Accountants, dated June 26, 2008, to incorporate by reference their report dated June 10, 2008

Meaden&Moore

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Forms S-8 No. 33-51034 and 333-41238) pertaining to The Progressive Retirement Security Program of our report dated June 10, 2008, with respect to the financial statements of the Progressive Retirement Security Program included in this Annual Report (Form 11-K) for the years ended December 31, 2007 and 2006.

Meaden & Moore, Ltd

Meaden & Moore, Ltd

Cleveland, Ohio
June 26, 2008

END



Meaden & Moore, Ltd.
(A Meaden & Moore Company)
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216-241-3272 FAX 216-771-4511
Akron Atlanta Charlotte Chicago Cleveland Columbus Los Angeles Naperville New York Orlando Phoenix Pittsburgh Wooster